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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ________________


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                       PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                          FOR THE MONTH OF APRIL 1998

                                ________________


                               PETSEC ENERGY LTD

                           Level 13, 1 Alfred Street
                               Sydney, NSW 2000
                                   Australia


   [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                        Form 20-F   X     Form 40-F
                                  -----            -----

  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
           Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.]

                              Yes         No   X
                                  -----      -----

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                               PETSEC ENERGY LTD
                              (A.C.N. 000 602 700)


29 April 1998


            PETSEC ENERGY LTD TO LIST ON THE NEW YORK STOCK EXCHANGE


Petsec Energy Ltd (Australian Stock Exchange: PSA; Nasdaq Stock Market: PSALY) announced today that it has received approval from the New York Stock Exchange
(NYSE) to list its American Depository Receipts (ADRs) on the NYSE.

Petsec anticipates that its ADRs will begin trading on the NYSE on 18 May 1998. The Company will be assigned a new trading symbol, which will be announced shortly before then.

There are only 10 other Australian companies listed on the NYSE and Petsec will be the first Australian oil and gas exploration and production company to do so.

Petsec's Managing Director, Terry Fern, said, "We are very pleased to have received approval for a listing on the New York Stock Exchange, which is the best known and most visible exchange in the world."

"We first approached the US market in July 1996 with a public offering of US$76 million of ADRs which began trading on the Nasdaq Stock Market. While we have been pleased with this listing, we have grown our Gulf of Mexico operations significantly since then."

"We now think it more appropriate to trade on the same stock exchange as our well-recognised peers who are mid-sized, independent oil and gas exploration and production companies operating in the Gulf of Mexico, USA. This listing should give better worldwide visibility for our ADRs," Mr Fern said.

The Company has 107.6 million ordinary shares on issue with a market capitalisation of approximately A$640 million (US$420 million). There are currently 5.7 million ADRs on issue, representing 28.5 million ordinary shares, 26% of the total shares. One ADR is equivalent to five ordinary shares.
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                                     - 2 -

Petsec Energy Ltd is an independent oil and gas exploration and production company with its operations in offshore Gulf of Mexico, USA (based in Lafayette, Louisiana) and its head office in Sydney, Australia. The Company holds 35 leases (all but one 100% owned) and was recently high bidder on seven additional leases at the March 1998 Central Gulf of Mexico lease sale. Petsec produces oil and gas on 18 of these leases. Using 3-D seismic it has mapped over 50 prospects on its leases which it intends to test via the drill bit over the next three years. In 1998 the Company plans to drill up to 20 wells and has an exploration and development budget of US$160 million.



For further information please contact:

In Australia:                                            In USA:

Terry Fern, Managing Director
or
Robin Cumming, Chief Financial Officer                   Ross Keogh, VP Finance and Administration,
Petsec Energy Ltd                                        Petsec Energy Inc
(61) 2 9247 4605 (phone)                                 (318) 989 1942 (phone)
(61) 2 9251 2410 (fax)                                   (318) 989 7271 (fax)

Level 13, Gold Fields House                              143 Ridgeway Drive, Suite 113
1 Alfred Street, Sydney, NSW 2000                        Lafayette, Louisiana 70503-3402

Company information is available Petsec's home page on http://www.petsec.com


1        Information in this report which relates to hydrocarbon reserves is based on information compiled by a person qualified in accordance with Listing Rule 5.11 and accurately reflects the information compiled by that person.

2        Certain statements in this report regarding future expectations and plans of the Company may be regarded as "forward looking statements" within the meaning of Section 27A of the USA Securities Act of 1933 and Section 21E of the USA Securities Exchange Act of 1934. Although the Company believes that its expectations and plans are based upon reasonable assumptions, it can give no assurance that its goals will be met. Actual results may vary significantly from those anticipated due to many factors, including oil and gas prices, operating hazards, drilling risks, environmental risks and uncertainties in interpreting engineering data relating to oil and gas reservoirs, as well as other risks discussed in the Company's SEC filings.
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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                               PETSEC ENERGY LTD




Date  29 April 1998                             By /s/ ROBIN A CUMMING
                                                   -----------------------------
                                                   Robin A Cumming
                                                   Chief Financial Officer